

Mail Stop 4561

May 18, 2017

Richard J. Randolph, III
Chief Executive Officer
Randolph Acquisitions, Inc.
4228 1st Ave, Unit 15
Tucker, GA 30084

**Re:** **Randolph Acquisitions, Inc.**
**Amendment No 1 to Registration Statement on Form S-1**
**Filed April 21, 2017**
**File No. 333-216730**

Dear Mr. Randolph:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 4

1.      While you state that you have acquired and operate a condominium real estate property, it is unclear from the initial summary business description that this is the sole property you have acquired to date and that you have had no other business transactions. Please revise to state that you do not currently have a portfolio of properties and that you have no revenues or customers to date.

2.      You state that you seek to acquire additional residential properties with "similar specifications" as the property you currently own. Please describe briefly the significant specifications of your current property, including whether it is a one- or multiple-unit property and whether it is intended for residential, commercial, or mixed use. To the extent that you are using the offices as your corporate headquarters, as stated on page 17, expand your disclosure to state this.

Risk Factors

"Executive officers and directors of the Company will retain voting control …," page 8

3.      This risk factor appears to overlap with the immediately preceding risk factor.  Moreover, this risk factor refers to your executive officers and directors retaining voting control whereas your sole officer and director has and will continue to have voting control after the offering.  Please revise or advise.

The Business

Summary, page 13

4.      You provide extensive descriptions of your real estate investment strategy and plans for generating revenues.  Please also discuss in greater detail the current state of your business and the risks, opportunities and challenges associated with managing your current real estate holding.

5.      The promissory note states that the property you acquired is currently leased to Felicia N. Johnson and that the company agrees to assume the seller's responsibilities thereunder to the tenant.  To the extent that this property is still subject to a lease, and in light of the fact that you state that your business plan is to lease this property to a long-term tenant, revise your disclosure to describe the terms of the lease.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 20

6.      You state on page 20 that you will require $5 to $10 million over the course of the four quarters following effectiveness of the registration statement.  Please revise to state the minimum dollar amount needed to fund your operations for the next 12 months and include appropriate risk factor disclosure regarding your liquidity needs.

Management, page 20

7.      Revise the professional biography of Mr. Randolph to provide the name of the company where he serves as chief executive officer.  To the extent Mr. Randolph is employed by Gallagher Management Group, LLC, as stated on its website, revise to disclose this.  Refer to Item 401(e)(1) of Regulation S-K.  Ensure that you provide risk factor disclosure regarding any potential conflicts of interest arising from his employment with an entity operating in the same industry.

8.      We note that the Gallagher Management Group, LLC is referred to as a subsidiary of Randolph Acquisitions Group.  Please advise.

Part II

Item 15. Recent Sales of Unregistered Securities, page 27

9.      We note your reliance on Rule 506 of Regulation D in effecting the February 8, 2017 transaction. Please ensure that you briefly address the requirements of Rule 506(b)(2)(ii). Refer to Item 701(d) of Regulation S-K.

Signatures, page 29

10.     The initial paragraph does not appear to conform to the requirements of Form S-1 in that you have not identified the city or state in which the registration statement was signed. Please provide conforming disclosure in your next amendment.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any questions.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel
                                        Office of Information Technologies
                                        and Services

cc:     Lee W. Cassidy, Esq.
        Cassidy & Associates